BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:

X	Schedule A
	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2002
Date of Report:	November 25, 2002
Name of Issuer:	COMMANDER RESOURCES LTD. (formerly Major General Resources Ltd.)
Issuer's Address:	1550 – 409 Granville Street Vancouver, B.C. V6C 1T2
Issuer's Fax Number:	(604) 685-2814
Issuer's Phone Number:	(604) 685-5254
Contact Person:	WILLIAM J. COULTER
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 685-5254
Contact E-mail:	info@commanderresources.com
Web Site Address:	www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	*"William J. Coulter"*	02/11/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

VICTOR A. TANAKA	*"Victor A. Tanaka"*	02/11/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited)

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Balance Sheets

	September 30, 2002 (Unaudited)	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 1,390,265	$ 1,197,964
Marketable securities (Note 3)	514,837	40,887
Accounts receivable	356,633	155,804
Prepaid expenses	6,644	7,150
	2,268,379	1,401,805
Note receivable (Note 4)	270,000	-
Capital assets and properties		
Mineral property interests (Note 5)	7,030,269	8,332,326
Capital assets (Note 6)	12,438	9,332
	$ 9,581,086	$ 9,743,463
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 40,239	$ 103,736
Future income taxes	1,113,326	1,113,326
	1,153,565	1,217,062
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	17,608,657	17,831,447
Deferred stock-based compensation (Note 2(b))	1,676	-
Deficit	(9,182,812)	(9,305,046)
	8,427,521	8,526,401
	$ 9,581,086	$ 9,743,463

Approved by the Directors: *"William J. Coulter"*   *"Victor A. Tanaka"*

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Statements of Operations and Deficit
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Revenue				
Mineral property transactions	$ 155,063	$ -	$ 155,063	$ -
General and administrative expenses				
Audit and accounting	9,447	5,060	36,045	20,850
Amortization	1,256	1,170	3,072	2,382
Annual report and meeting	-	-	34,636	5,981
Consultant	-	-	2,309	-
Investor relations and promotion	14,969	7,044	100,518	20,344
Legal	5,469	4,221	27,532	10,307
Office and miscellaneous	19,361	6,081	45,542	25,732
Regulatory fees	1,268	6,446	13,275	9,876
Rent	9,194	13,513	33,348	40,815
Salaries and benefits	66,479	49,131	172,609	152,613
Telephone	1,122	1,375	3,876	4,107
Transfer agent	3,868	810	16,597	5,634
	132,433	94,851	489,359	298,641
(Income) loss before the following:	(22,630)	94,851	334,296	298,641
Other (Income) Expenses				
Administration fees	-	-	-	(19,583)
Investment income	(3,014)	(18,496)	(472,065)	(63,526)
Property investigation	(2,111)	6,559	13,529	19,906
Stock-based compensation	587	-	1,676	-
Write down of marketable securities	-	2,058	-	2,058
Write off mineral properties	8,418	24,771	8,418	24,771
Gain on sale of marketable securities	-	-	(8,088)	-
(Income) loss for the period	(18,750)	109,743	(122,234)	262,267
Deficit, beginning of period	9,201,562	7,939,692	9,305,046	7,787,168
Deficit, end of period	$ 9,182,812	$ 8,049,435	$ 9,182,812	$ 8,049,435
(Earnings) loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ 0.01

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Statements of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Cash provided from (used for):				
Operating activities				
Net income (loss) for the period	$ 18,750	$ (109,743)	$ 122,234	$ (262,267)
Items not-involving cash:				
Amortization	1,256	1,170	3,072	2,382
Write off mineral properties	8,418	24,771	8,418	24,771
Investment income received in marketable securities	-	-	(445,000)	-
Gain on sale of marketable securities	-	-	(8,088)	-
Stock-based compensation	587	-	1,676	-
Write down of marketable securities	-	2,058	-	2,058
Net change in non-cash working capital				
Accounts receivable	(46,254)	26,908	(200,829)	169,100
Prepaid expenses	86	(14,596)	506	(17,214)
Project advances	-	-	-	(69,476)
Accounts payable and accrued liabilities	(5,314)	(54,855)	(63,497)	(28,385)
	(22,471)	(124,287)	(581,508)	(179,031)
Investing activities				
Proceeds from sale of marketable securities	-	-	9,138	-
Loan receivable	-	-	(300,000)	-
Mineral property acquisition and exploration costs	(134,722)	(101,837)	(191,201)	(494,897)
Purchase of capital assets	(3,476)	(5,062)	(6,178)	(5,864)
	(138,198)	(106,899)	(488,241)	(500,761)
Financing activities				
Shares issued for cash	-	-	1,262,050	-
	-	-	1,262,050	-
Increase (decrease) in cash and cash equivalents	(160,669)	(231,186)	192,301	(679,792)
Cash and cash equivalents, beginning of period	1,550,934	1,685,998	1,197,964	2,134,604
Cash and cash equivalents, end of period	$ 1,390,265	$ 1,454,812	$ 1,390,265	$ 1,454,812

For Supplemental Cash Flow Information see Note 10 herein.

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
September 30, 2002
(Unaudited)

1. Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not determined whether these properties contain ore reserves, which are economically recoverable. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:
- the discovery of economically recoverable reserves,
- the ability of the Company to obtain financing to complete development , and
- future profitable production from the properties or proceeds from disposition.

On March 4, 2002 the Company entered into an Arrangement Agreement with it's then wholly owned subsidiary, Diamonds North Resources Ltd. ("DNR"), in order to implement a statutory procedure known as an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia). The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002 the Company consolidated its share capital on a 1 for 3 basis and changed its name to Commander Resources Ltd. ("Commander"). Pursuant to the Arrangement, each 3.5 issued and outstanding post consolidated common shares of the Company were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander. All of the reorganization shares of Commander were transferred to DNR and in exchange, DNR issued 4,951,032 common shares to the shareholders of Commander. Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR.

DNR completed an initial public offering and on July 15, 2002 the common shares of DNR were listed for trading on the TSX Venture Exchange (the "Exchange").

Anti-dilution provisions in connection with the outstanding stock options and warrants of the Company provide that the rights of option and warrant holders cannot be altered or restricted as a result of the Arrangement. On May 3, 2002, all options and warrants of the Company outstanding prior to the consolidation were adjusted by dividing the number of options and warrants outstanding by the consolidation factor of 3 and tripling the exercise price. The exercise price was then adjusted and the options and warrants separated so as to be exercisable separately into Commander common shares and DNR common shares on the basis that for every 3.5 common shares purchasable of Commander, the holder thereof will be entitled to purchase, separately, one common share of DNR.
A director of the Company is also a director of DNR. As at September 30, 2002, the Company held a 9.4% interest in DNR.

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2001.

(b) Stock-based Compensation

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", for accounting for stock-based compensation expense. Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested and is credited to deferred stock-based compensation. When the options are exercised, the proceeds received by the Company, together with the amount in deferred stock-based compensation, will be credited to share capital. Stock-based compensation expense is recorded using the fair-value based method and valued using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic method of accounting for stock options granted to directors and employees whereby no compensation expense is recognized when stock options are granted if the exercise price of the stock options granted are granted at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method and valued using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information.

(c) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method for tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

The amount of the future income tax liability represents the amount of tax that may be payable in the future should the Company generate taxable income with no income tax basis available to be used as an offset. This amount will differ from any current income taxes payable due to timing differences. As at September 30, 2002 there were no current income taxes payable.

3. **Marketable Securities**

   Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

   Included in marketable securities, as at September 30, 2002, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of certain common directors. The Company also holds 950,000 common shares and 30,000 warrants of DNR, a company related by virtue of a common director and in which the Company has a 9.4% interest. As at September 30, 2002, 712,500 shares of DNR are held in escrow and are subject to escrow restrictions (Note 4). The Company has granted an option for the sale of 70,000 DNR shares at a price of $0.30 per share for a two year period which expires on March 31, 2004.

   The quoted market value of marketable securities at September 30, 2002 is $649,906.

4. **Note Receivable**

   On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes. The loan bears interest at the rate of 6% per annum. The loan plus accrued interest is payable in cash on or before March 1, 2004. At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

   i) prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

   ii) on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

   In consideration of the loan, the Company received 890,000 common shares of DNR valued at $0.50 per share. These shares, and any shares issued upon conversion of the loan, are held in escrow and will be released in four equal installments, commencing on July 15, 2002 and then every six months thereafter.

   On June 20, 2002, the Company received 60,000 common shares and 30,000 warrants of DNR in payment of $30,000 of the principal portion of the loan.

5. Mineral Property Interests

At September 30, 2002, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Misty Lake	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$516,377	$426,600	$834,577	$2,981,891	$8,332,326
Additions during period							
Acquisition costs	-		-	-	-	8,809	8,809
Exploration costs							
Administration	-	163	-	-	-	-	163
Licenses and fees	-	-	-	-	2,930	5,551	8,481
Geology	14,803	19,872	2,004	1,855	36,466	22,923	97,923
Geophysics	-	28,724	800	-	1,510	125	31,159
Line cutting	-	4,398	-		-	-	4,398
Drilling	46,514	-	-	-	-	1,200	47,714
	61,317	53,157	2,804	1,855	40,906	38,608	198,647
Less:							
Recoveries	-	-	-	-	(7,446)	-	(7,446)
Total additions during period	61,317	53,157	2,804	1,855	33,460	38,608	191,201
Reorganization (Note 1)	-	-	(519,181)	-	868,037	(97,622)	(1,484,840)
Mineral properties written off	-	(8,418)	-	-	-	-	(8,418)
Balance, September 30, 2002	$1,121,624	$2,557,313	-	$428,455	-	$2,922,877	$7,030,269

(a) Sarah Lake Joint Venture, Labrador
The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b) Green Bay, Newfoundland
The Company holds a 100% interest in the Green Bay property.

(c) Despinassy Gold, Quebec
The Company has a 30% interest in the joint venture, which was formed in 1999. The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.

(d) Victoria Island, Nunavut and Misty Lake, Northwest Territories
The Company owned varying interests in several properties on Victoria Island on which diamond exploration programs were conducted. Some of the interests were represented by joint ventures, some were claims optioned to optionees and some were 100% owned Company claims. The Company also holds a 24% joint venture interest in the Misty Lake property. On May 3, 2002, pursuant to an Arrangement (Note 1), the Company transferred its interest in the Victoria Island properties, the Misty Lake Joint Venture, and in certain other properties, included in Other Properties, to DNR in consideration of a gross overriding royalty of up to 1% of production on certain of the transferred properties.

5. **Mineral Property Interests** (continued)

   (e) Other Properties
       The Company owns several other properties in which it holds interests ranging from 50% to 100%. All
       the properties are located in Canada. The Company has granted options on some of these properties.

6. **Capital Assets**

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 45,778	44,451	1,327
Computer equipment	85,460	74,349	11,111
	$ 131,238	118,800	12,438

7. **Share Capital**

   (a) Authorized

   100,000,000 common shares without par value

   (b) Issued and outstanding common shares

	Number of Shares		Amount
Balance, December 31, 2001	42,099,328	$	17,831,447
Issued for cash:			
Private placement, net of issue costs (Note 7(d)(i))	1,700,000		160,000
Private placement, net of issue costs (Note 7(d)(ii))	7,166,667		1,000,000
Warrants	980,500		98,050
Stock Options	40,000		4,000
Consolidation:			
One for three consolidation (Note 7(c))	(34,657,664)		-
Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares (Note 1)	-		(1,484,840)
Balance, September 30, 2002	17,328,831	$	17,608,657

7. **Share Capital** (continued)

    (c) **Consolidation**

    On May 3, 2002, pursuant to an Arrangement (Note 1), the Company completed its restructuring. All shareholders of record received one share of Commander Resources Ltd. for every three shares of Major General Resources Ltd. In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander Resources Ltd. shares held. Shares outstanding to shareholders after the restructuring were: Commander Resources Ltd. 17,328,831 and DNR 4,951,032.

    (d) **Private Placement**

    (i)   In February 2002 the Company completed a private placement of 1,600,000 units at $0.10 per unit for gross proceeds of $160,000. A finder's fee of 100,000 units was also paid in connection with the private placement. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003.

    (ii) In February 2002 the Company completed a private placement of 6,666,667 units at $0.15 per unit for gross proceeds of $1,000,000. A finder's fee of 500,000 units was also paid in connection with the private placement. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004.

    (e) **Stock Options**

    Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 2,766,667 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at September 30, 2002, the Company had stock options outstanding for the purchase of 1,045,325 common shares, all of which are exercisable as at the period end.

	Shares	Weighted Average Exercise Price	
Outstanding at December 31, 2001	4,275,000	$0.16	(i)
Granted	190,000	$0.10	(i)
Exercised	(40,000)	$0.10	(i)
Expired	(100,000)	$0.18	(i)
Consolidation 1 for 3	(2,883,343)	-	(i)
	1,441,657	$0.23	
Expired	(396,332)	$0.23	
Outstanding at September 30, 2002	1,045,325	$0.23	

7. **Share Capital** (continued)

    (e)   Stock Options (continued)

    (i)   Pursuant to the reorganization of the Company (Note 1) and consolidation of its share capital on a 1 for 3 basis, all outstanding options were also consolidated on a 1 for 3 basis and their respective exercise prices were adjusted to $0.23 per share.

    The following summarizes information about stock options outstanding at September 30, 2002:

Number of Shares	Weighted Average Exercise Price	Expiry Date
30,000	$0.23	January 10, 2003
379,998	$0.23	July 26, 2003
8,333	$0.23	December 9, 2003
269,330	$0.23	December 14, 2004
324,331	$0.23	September 11, 2006
33,333	$0.23	January 10, 2007
1,045,325	$0.23	

Pursuant to the new CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors and employees, using the fair-value based method, is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at September 30, 2002:

Risk-free interest rate	3.79%
Expected dividend yield	-
Expected stock price volatility	83.69%
Expected option life in years	4

The pro-forma effect on net income and earnings per share for the period ended September 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

Net income for the period		
Reported	$	122,234
Stock-based compensation expense	$	(6,725)
Pro-forma	$	115,509
Basic and diluted earnings per share		
Reported	$	0.01
Pro-forma	$	0.01

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7. **Share Capital** (continued)

    (f)   Warrants

    At September 30, 2002 the Company has outstanding warrants to purchase an aggregate 2,955,554 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Expired/ Consolidated	Outstanding at September 30, 2002
$0.23	Oct 15, 2002	984,000	-	(980,500)	(3,500)	-
$0.23	Jan 15, 2003	-	1,700,000	-	(1,133,334)	566,666
$0.43/0.505	Feb 28, 2003/04	-	7,166,667	-	(4,777,779)	2,388,888
		984,000	8,866,667	(980,500)	(5,914,613)	2,955,554

8. **Related Party Transactions**

    In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

    (a)   The Company shares certain administrative costs with two other companies related by virtue of a common director. Included in accounts receivable is an aggregate of $8,399 owed by these companies for shared administrative costs.

    (b)   Included in accounts receivable is an amount of $216,103 owed by DNR for costs paid by the Company on behalf of DNR.

9   **Segmented Information**

    The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

10. **Supplemental Cash Flow Information**

	2002	2001
Significant non-cash operating, investing and financing activities:		
Operating activities:		
Investment income received in marketable securities	$ 445,000	$ -
Marketable securities received in settlement of account receivables	-	33,530
Investing activities:		
Loan payment received in marketable securities	30,000	-
Mineral properties sold pursuant to reorganization	1,484,840	-
Other cash flow information:		
Interest received	$ 15,124	$ 33,799